SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. 8)*


                    First Franklin Corporation
_________________________________________________________________
                         (Name of Issuer)


                         Common Stock
_________________________________________________________________
                 (Title of Class of Securities)


                           320272107
               __________________________________
                         (CUSIP Number)


                        Thomas H. Siemers
                  c/o First Franklin Corporation
                     401 East Court Street
                      Cincinnati, OH  43202
                         (513) 721-0808
_________________________________________________________________
          (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                         March 8, 1995
     _______________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  ____

Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        Page 1 of 7 Pages

                                                   Page 2 of 7 Pages

SCHEDULE 13D

CUSIP NO.  320272107

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON:

          Thomas H. Siemers
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a) ___
                                                 (b) _X_
3.   SEC USE ONLY:




4.   SOURCE OF FUNDS:

          OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
                                                   ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:  (These numbers reflect a recent two-for-one stock split)

7.  SOLE VOTING POWER:             128,582
8.  SHARED VOTING POWER:               600
9.  SOLE DISPOSITIVE POWER:        158,223
10. SHARED DISPOSITIVE POWER:          600


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:

          168,589

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:
                                                  ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          13.96%

14.  TYPE OF REPORTING PERSON:

          IN

                                                  Page 3 of 7 Pages

ITEM 1.   SECURITY AND ISSUER

The class of equity securities to which this amendment relates to is the Common Stock, $.01 par value (the "Common Stock"), of First Franklin Corporation ("First Franklin"). First Franklin's main office is located at 401 East Court Street, Cincinnati, Ohio 45202. It owns 100% of the shares of common stock of Franklin Savings & Loan Company, a savings and loan association in Cincinnati ("Franklin Savings").


ITEM 2.   IDENTITY AND BACKGROUND

The name and business address of the person filing this amendment is Thomas H. Siemers, First Franklin Corporation, 401 East Court Street, Cincinnati, Ohio 45202. Mr. Siemers is President and Chief Executive Officer of First Franklin and Franklin Savings.

During the last five years, Mr. Siemers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Siemers has not been a party to any court proceeding of a judicial or administrative body of competent jurisdiction, which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or in a finding of any violation of such laws.

Mr. Siemers is a citizen of the United States.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Siemers is the trustee of The Franklin Savings & Loan Company Employee Stock Ownership Plan (the "ESOP"). On March 8, 1995, the ESOP allocated 3,214 shares of Common Stock previously purchased with funds contributed by Franklin Savings to Mr. Siemers' account. On February 27, 1995, 500 shares of Common Stock were purchased by the ESOP for $6,500 from a director of First Franklin in a private transaction, with funds contributed by Franklin Savings. On March 28, 1995, the ESOP purchased an additional 1,000 shares for $12,750, from that same director, with funds contributed by Franklin Savings.

                                                  Page 4 of 7 Pages

ITEM 4.   PURPOSE OF TRANSACTION

Shares beneficially owned by Mr. Siemers have been acquired for investment. Mr. Siemers may from time to time, depending upon market conditions and other investment considerations, purchase additional shares of First Franklin for investment or dispose of shares of First Franklin. The ESOP over which Mr. Siemers serves as trustee, may purchase or dispose of shares of First Franklin. Mr. Siemers is also trustee of The Franklin Savings and Loan Company Integrated Benefit Pension Plan, a tax-qualified employee pension plan (the "Pension Plan"), which may purchase or dispose of shares of First Franklin.

As President and Chief Executive Officer of First Franklin and Franklin Savings, Mr. Siemers is involved in material decision making by First Franklin. He, at times, explores potential actions and transactions that may be advantageous to First Franklin and Franklin Savings, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or the regulatory and reporting obligations of First Franklin and Franklin Savings.

The control regulations of the Office of Thrift Supervision ("OTS") and First Franklin's Certificate of Incorporation establish limitations on acquisitions of in excess of 10% of First Franklin's shares. In April 1992, the Board of First Franklin requested and received shareholder authorization for Mr. Siemers' to exceed the 10% stock ownership limitation contained in First Franklin's Certificate of Incorporation. In addition, Mr. Siemers submitted a Notice of Change in Control with the OTS under its control regulations to acquire shares in excess of 10%. The OTS did not object to the Notice.

Except as noted above with respect to Mr. Siemers' activities on behalf of First Franklin and Franklin Savings as their President, Mr. Siemers has no plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of First Franklin, or the disposition of securities by First
Franklin;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving First Franklin or any of its subsidiaries;

(c)  a sale or transfer of material amount of assets of First
Franklin or any of its subsidiaries;

                                                  Page 5 of 7 Pages

(d) any change in the present Board of Directors or management of First Franklin, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of First Franklin;

(f) any other material change in First Franklin's business or corporate structure;

(g) changes in First Franklin's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of First Franklin by any persons;

(h) a class of securities of First Franklin being delisted from a national securities exchange or to ceasing to be authorized to be quoted in an inter-quotation system of a registered national securities association;

(i) a class of equity securities of First Franklin becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Mr. Siemers beneficially owns 168,589 or 13.96% shares of Common
Stock of First Franklin, of which 54,407 shares are beneficially owned as a result of his serving as trustee of the ESOP and Pension Plan.

Mr. Siemers owns 62,180 shares individually over which he has sole voting and investment power. He owns options to purchase 31,472 shares, which he might exercise at any time (subject to Section 16 limitations). He would have sole voting and investment power over such shares. There are 19,930 shares allocated to Mr. Siemers account in the ESOP, over which he exercises sole voting power and has investment power as to 10,164 shares.

As trustee of the ESOP, he has no voting power over shares allocated to others or over unallocated shares. He has investment power over 39,407 shares in the ESOP, which are either unallocated or are allocated to the ESOP accounts of others as to those shares in excess of 51% of the shares in such accounts. As trustee of the Pension Plan, he has sole voting and investment power over 15,000 shares.

                                                  Page 6 of 7 Pages

He has joint voting and investment power over 600 shares owned jointly with his spouse, Susie Siemers, whose residential address is 6927 Whippoorwill Drive, Cincinnati, Ohio 45230

Mrs. Siemers, The ESOP and the Pension Plan disclaim beneficial ownership of any shares of First Franklin beneficially owned by Mr. Siemers that are not those reported above as being owned by each of them. Mr. Siemers expressly disclaims beneficial ownership of shares of First Franklin owned by his adult children who do not live with him.

During January 1995, First Franklin effected a two-for-one stock split of all its Common Stock. On March 8, 1995, 3,214 shares that had been previously purchased by the ESOP were allocated to Mr. Siemers' account. An additional 13,958 unallocated shares in the ESOP, were allocated to others' accounts. On February 27, 1995, the ESOP purchased 500 shares from John L. Nolting, a director of First Franklin at $13.00 per share, or $6,500, which shares remain unallocated. On March 28, 1995, the ESOP purchased an additional 1,000 shares from Mr. Nolting for $12.75 per share or $12,750, which shares remain unallocated. These purchases and the referenced allocations of shares impacted the number of shares in the ESOP over which Mr. Siemers is deemed to have beneficial ownership.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the provisions in the ESOP and Pension Plan governing Mr. Siemers' role as trustee thereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Siemers and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the First Franklin Common Stock beneficially owned by Mr. Siemers is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares (excluding standard default and similar provisions contained in loan agreements).


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A.   The Pension Plan (filed as an exhibit to Mr. Siemers'
     Schedule 13D dated February 18, 1988, which is hereby incorporated by reference).

B. The ESOP (filed as an exhibit to Mr. Siemers' Schedule 13D dated February 18, 1988, which is hereby incorporated by reference).

                                  Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 10, 1995


                                   By:  Thomas H. Siemers
                                        Thomas H. Siemers